                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING

(Mark One)

 /X/  FORM 10-K
 / /  FORM 20-F
 / /  FORM 11-K
 / /  FORM 10-Q
 / /  FORM N-SAR

                      For the year ended December 31, 1998

 / /  TRANSITION REPORT ON FROM 10-K
 / /  TRANSITION REPORT ON FROM 20-F
 / /  TRANSITION REPORT ON FROM 11-K
 / /  TRANSITION REPORT ON FROM 10-Q
 / /  TRANSITION REPORT ON FROM N-SAR

                 For the transition period from ______ to _______

                          Commission File Number 1-10418

                             UNITED MEDICORP, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                                     75-2217002
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                      Identification No.)

     10210 North Central Expressway
              Suite 400
            Dallas, Texas                                   75231
(Address of principal executive offices)                  (Zip Code)

      Registrant's Telephone Number, Including Area Code: (214) 691-2140

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof / / will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Due to the significance of the accounting issues related to Allied Health Options, Inc. ("AHO"), a wholly owned subsidiary of United Medicorp, Inc., acquired on August 7, 1998, additional time is required to file Form 10-K for the year ended December 31, 1998.

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    R. Kenyon Culver              (214) 360-44469
        (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). / / Yes /X/ No

    Financial Statements related to the acquisition of AHO were not filed with the Form 8-K filed on August 21, 1998 as it was impractical to provide the required financial information at the time of filing. These financial statements and pro forma financial information were filed on January 11, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    It is anticipated that there will be a significant change in results of operations in 1998 as compared to 1997 due to the acquisition of AHO. Due to the significance of the accounting issues related to AHO, a reasonable estimate of 1998 results cannot be made.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                             UNITED MEDICORP, INC.
                                 (Registrant)



By: /s/ R. Kenyon Culver                                  Date: March 30, 1999
    -------------------------------------------                ---------------
    R. Kenyon Culver
    Vice President and Chief Financial Officer
           (Principal Accounting Officer)













3